As filed with the Securities and Exchange Commission on May 3, 2019

Registration No. 333-230771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Post-Effective Amendment No.

SEGALL BRYANT & HAMILL TRUST

(Exact name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100

Denver, Colorado 80203

(Address of Principal Executive Offices)

(303) 623-2577

(Registrant’s Telephone Number, including area code)

Derek W. Smith, Secretary

Segall Bryant & Hamill Trust

370 17th Street, Suite 5000

Denver, Colorado 80202

(Name and Address of Agent for Service)

With Copy to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

(303) 892-9400

Title of Securities Being Registered: Institutional Class shares of Segall Bryant & Hamill All Cap Fund and Segall Bryant & Hamill Small Cap Value Fund, each a series of the Registrant. Retail and Institutional Class shares of Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund, each a series of the Registrant.

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-230771) that was filed with the Commission on April 8, 2019. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-230771) under the Securities Act of 1933, as filed with the Commission on April 8, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 3rd day of May, 2019.

SEGALL BRYANT & HAMILL TRUST
Registrant

By:	/s/ Philip L. Hildebrandt
Philip L. Hildebrandt
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	*		May 3, 2019
	Mary K. Anstine	Chairman of the Board of Trustees

	*		May 3, 2019
	Thomas J. Abood	Trustee

	*		May 3, 2019
	Rick A. Pederson	Trustee

	*		May 3, 2019
	John A. DeTore	Trustee

	*		May 3, 2019
	Douglas M. Sparks	Trustee

	*		May 3, 2019
	James A. Smith	Trustee

	*		May 3, 2019
	Janice M. Teague	Trustee

	/s/ Jasper R. Frontz		May 3, 2019
	Jasper R. Frontz	Treasurer (Principal Financial Officer and Chief Accounting Officer)
Chief Compliance Officer

*By:	/s/ Philip L. Hildebrandt		May 3, 2019
	Philip L. Hildebrandt	President (Principal Executive Officer)
In his capacity as an officer and as Attorney-in-fact.